U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Persons*		Raines, Sara Ruth 130 Lamont Street Ashburn, GA 31714
2.	Issuer Name and Ticker or Trading Symbol		CBAC
3.	IRS or Social Security Number of Reporting Persons (Voluntary)
4.	Statement for Month/Year		12/2001
5.	In Amendment, Date of Original (Month/Year)
6.	Relationship of Reporting Persons to Issuer		Director
7.	Individual or Joint/Group Filing (Check applicable line)		Form filed by one Reporting Person
Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.	Title of Security (Instr. 3)	Common Stock, no par value
2.	Transaction Date (Month/Day/Year)
3.	Transaction Code
4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
Amount
(A) or (D)
Price
5.	Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	23,900
6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	D	I	I	I
7.	Nature of Indirect Beneficial Ownership		34,119 held by spouse	1,500 held by Ruth of Ashburn, Inc.
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)
1.	Title of Derivative Security	Warrant
2.	Conversion or Exercise Price of Derivative Security	$3.33
3.	Transaction Date (Month/Day/Year)	8/6/01
4.	Transaction Code (Instr. 8)	M
5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
(A)
	(D)	10,000
6.	Date Exercisable and Expiration Date (Month/Day/Year)
	Date Exercisable	10,000 current
	Expiration Date	10,000 8/6/02
7.	Title and Amount of Underlying Securities (Instr. 3 and 4)
	Title	Common Stock
	Amount or Number of Shares	10,000
8.	Price of Derivative Security (Instr. 5)
9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10,000
10.	Ownership of Derivative Security: Direct (D) or (I (Instr. 4)	D
11.	Nature of Indirect Beneficial Ownership (Instr. 4)	N/A

Explanation of Responses:

* May be exercised at any time prior to Expiration Date.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed.
If space provided in insufficient, see Instruction 6 for procedure.

/S/ Sara Ruth Raines	2/22/02
Signature of Reporting Person **	Date